Filed pursuant to Rule 424(b)(3)
File No. 333-119338

June 15, 2007

SUPPLEMENT DATED JUNE 15, 2007 TO PROSPECTUS DATED MARCH 6, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND MAY PERFORMANCE UPDATE

FUND	MAY	2007 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	4.60%	1.93%		$65.4M	$1,184.997
Grant Park Futures Fund Class B Units	4.52%	1.56%		$339.0M	$1,038.413
TRADING ADVISORS	MAY	2007 YTD	% of Fund
Rabar Market Research (Div)	7.49%	3.34%	18%
EMC Capital Management (Classic)	3.58%	1.19%	21%
Eckhardt Trading (Global)	2.80%	1.50%	5%
Graham Capital Management (GDP)	8.84%	5.96%	9%
Winton Capital Management (Div)	4.43%	1.90%	22%
Saxon Investment Corp (Div)	-0.72%	-4.76%	6%
Welton Investment Corporation	3.65%	2.41%	19%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Short positions in the global fixed income markets were responsible for the majority of gains during the month. Prices for European fixed income products were lower on expectations that better-than-expected economic growth in the Euro zone would prompt the European Central Bank to tighten monetary policy at least twice more during 2007. Short positions in the Canadian bill market were profitable after prices fell in response to a government report showing that inflation accelerated during April, causing the Bank of Canada to signal a rate hike.

Global share prices were higher by month’s end, resulting in gains for Grant Park’s long positions in the sector. The rally in stock prices was fueled by a combination of strong corporate earnings, continued merger and acquisition activity, and reports of slowing inflation in the United States.

Positions in the currency sector posted gains as the news of higher inflation in Canada sent the Canadian dollar higher against the U.S. dollar. Long positions in the Mexican peso were also profitable after that currency settled the month higher relative to the dollar.

Prices in the soybean complex were higher, resulting in gains for Grant Park. Reports that key growing regions have received less than a quarter of their average moisture drove bean prices higher as investors became concerned with the possibility of crop damage. The prospect of increased consumption of bio-diesel fuel added a bid to the soybean oil market.

Metals positions sustained losses during the month as prices for industrial metals fell in response to China’s efforts to cool stock market speculation by increasing the stamp tax. Long positions in copper

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

lost ground as prices fell on lower Chinese imports. Nickel longs were dealt losses following reports of growing inventories.

Lastly, weakness in global energy prices resulted in losses for long positions in the sector. Natural gas positions incurred the largest setbacks.

OTHER FUND NEWS

On June 11, 2007, Grant Park Futures Fund Limited Partnership filed a supplement to its current Prospectus dated March 6, 2007. The prospectus supplement serves as notification of the General Partner’s decision to terminate Saxon Investment Corporation as one of Grant Park’s trading advisors, and to reallocate Grant Park’s assets among its remaining trading advisors.

The supplement also serves as notification that effective June 1, 2007, Eckhardt Trading Company (ETC) will be using its Higher Leveraged Program in trading for Grant Park. ETC previously traded the portion of Grant Park’s assets allocated to it according to its Global Financial Program. Both trading programs are based on the same trading approach, except that the Higher Leveraged Program trades larger position sizes, currently averaging approximately 20% larger than those in the Global Financial Program, and includes other non-financial markets.

Finally, the supplement serves as notification that, as previously disclosed, effective June 1, 2007, the General Partner reallocated the portion of Grant Park’s net assets allocated to Winton Capital Management Limited (currently approximately 21% of Grant Park’s net assets) to the Dearborn Select Master Fund, SPC - Winton Segregated Portfolio - Class GP. Dearborn Select Master Fund, SPC is a private investment fund organized as a segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands on April 7, 2006.

Please see the supplement for further details which is available on our website at www.dearborncapital.com. The supplement should be read in conjunction with the prospectus and any additional supplements thereto.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
MAY 31, 2007

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):
Realized Trading Income (Loss)	3,006,294	(2,183,106)	15,634,854	(10,553,234)
Change in Unrealized Income (Loss)	275,816	4,426,091	1,434,437	22,473,831
Brokerage Commissions	(20,171)	(87,706)	(104,906)	(446,419)
Exchange, Clearing Fees and NFA charges	(27,993)	(162,678)	(145,581)	(826,599)
Other Trading Costs	(28,301)	(151,730)	(147,184)	(773,076)
Change in Accrued Commissions	(7,043)	(6,053)	(36,630)	(33,581)

Net Trading Income (Loss)	3,198,602	1,834,818	16,634,990	9,840,922

Other Income:
Interest, U.S. Obligations	110,077	570,218	572,479	2,903,634
Interest, Other	153,071	743,146	796,079	3,788,810

Total Income (Loss)	3,461,750	3,148,182	18,003,548	16,533,366

Expenses:
Incentive Fees to Trading Managers	188,460	182,141	980,126	986,444
Administrative Fees	13,918	68,029	72,384	346,613
O&O Expenses	11,134	54,422	173,721	831,870
Brokerage Expenses	336,816	1,646,279	1,881,973	9,011,927
Illinois Replacement Tax

Total Expenses	550,328	1,950,871	3,108,204	11,176,854

Net Income (Loss)	2,911,422	1,197,311	14,895,344	5,356,512

Statement of Changes in Net Asset Value

Beginning Balance	62,776,211	58,161,220	325,282,686	324,091,775
Additions	539,219	11,865,497	4,002,285	27,037,265
Net Income (Loss)	2,911,422	1,197,311	14,895,344	5,356,512
Redemptions	(869,728)	(5,866,904)	(5,141,071)	(17,446,308)

Balance at MAY 31, 2007	65,357,124	65,357,124	339,039,244	339,039,244
Total Units Held at End of The Period		55,153.82669		326,497.49551
Net Asset Value Per Unit		1,184.997		1,038.413
Rate of Return	4.60%	1.93%	4.52%	1.56%

To the best of my knowledge and belief the information
contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP